UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 14, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 14, 2014, announcing a strategic agreement between Samsung and STMicroelectronics to expand 28nm FD-SOI Technology.

PR: C2755C

Samsung and STMicroelectronics Sign Strategic Agreement to
Expand 28nm FD-SOI Technology

Foundry and license agreement ensures multi-source availability of 28nm FD-SOI technology for faster, cooler and simpler semiconductor devices

Seoul and Geneva, May 14, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and Samsung Electronics Co., Ltd., a global leader in advanced semiconductor solutions, today announced the signing of a comprehensive agreement on 28nm Fully Depleted Silicon-on-Insulator (FD-SOI) technology for multi-source manufacturing collaboration.

The licensing accord provides customers with advanced manufacturing solutions from Samsung’s state-of-the-art 300mm facilities and assures the industry of high-volume production for ST’s FD-SOI technology. FD-SOI technology at 28nm delivers faster, cooler, and simpler semiconductor devices to meet the continuing demand for higher-performance, lower-power systems-on-chips for next-generation electronic products, such as mobile and consumer applications.

The agreement, on 28nm FD-SOI technology, encompasses ST’s fully developed process technology and design enablement ecosystem. ST has already proven the speed-power and simplicity benefits of 28nm FD-SOI and continues to build design interest and momentum. The agreement complements ST’s advanced 28nm FD-SOI manufacturing capabilities at its 300mm facility in Crolles, France, ensuring  a multi-source option for 28nm FD-SOI products and providing customers with the benefit of both Samsung’s and ST’s deep experience and comprehensive knowledge of high-volume manufacturing technology. The Samsung 28nm FD-SOI process will be qualified in early 2015 for volume production.

“Building upon the existing solid relationship between ST and Samsung within the framework of the International Semiconductor Development Alliance, this agreement further strengthens our cooperation by extending it to 28nm FD-SOI, while expanding the ecosystem and augmenting fab capacity for ST and the entire electronics industry. Moreover, the agreement confirms and strengthens further the business momentum that we have experienced on this technology during the past quarters through many customers and project engagements in our Embedded Processing Solutions segment” said Jean-Marc Chery, Chief Operating Officer, STMicroelectronics. “We foresee further expansion of the 28nm FD-SOI ecosystem, to include the leading EDA and IP suppliers, which will enrich the IP catalog available for 28nm FD-SOI.”

“We are pleased to announce this 28nm FD-SOI collaboration with ST. This is an ideal solution for customers looking for extra performance and power efficiency at the 28nm node without having to migrate to 20nm,” said Dr. Seh-Woong Jeong, executive vice president of System LSI Business, Samsung Electronics. “28nm process technology is a highly productive process technology and expected to have a long life span based on well-established manufacturing capabilities. By adding FD-SOI to our technology portfolio, Samsung provides a full-spectrum of 28nm process offerings for our customers’ success.”

Technical Notes for Editors:

FD-SOI technology is the result of a long history of research and development in the French Grenoble technology cluster among ST, CEA-Leti, Soitec, as well as other partners. It is particularly well suited for markets requiring power efficiency and performance with a controlled cost of ownership. The semiconductor process technology effectively extends Moore’s law1 by offering an evolutionary upgrade to traditional planar semiconductor process technology. Unlike alternate manufacturing processes, FD-SOI benefits from the continuation of existing design flows, a wide array of Electronic Design Automation software, and currently installed manufacturing equipment. In particular, ST’s FD-SOI technology2 delivers the best balance of faster performance and cooler operating temperatures while protecting existing investments in manufacturing tools and equipment. On top of leveraging existing design flows and manufacturing equipment, the technology will significantly reduce process complexity.

1 The observation made by Gordon E. Moore in a 1965 paper (“Cramming more components onto integrated circuits,” Electronics Magazine) that the number of transistors on integrated circuits doubles approximately every two years.
2 ST has developed and commercialized Ultra-Thin Buried Oxide (UTBB) FD-SOI, whose benefits are well described in a 2012 paper by Thomas Skotnicki, Franck Arnaud, and Olivier Faynot.

About Samsung Electronics Co., Ltd.

Samsung Electronics Co., Ltd. is a global leader in technology, opening new possibilities for people everywhere. Through relentless innovation and discovery, we are transforming the worlds of TVs, smartphones, tablets, PCs, cameras, home appliances, printers, LTE systems, medical devices, semiconductors and LED solutions. We employ 286,000 people across 80 countries with annual sales of US$216.7 billion. To discover more, please visit www.samsung.com.

* Editors’ Note:  Samsung Electronics’ Foundry business is dedicated to support fabless and IDM semiconductor companies offering full service solutions encompassing design kits and proven IP to fully turnkey manufacturing to achieve market success with advanced IC designs. For more information, please visit www.samsung.com/Foundry

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

Samsung
MEDIA RELATIONS:
Lisa Warren-Plungy
Samsung Semiconductor
Tel: +1 408-544-5377
lwarrenplungy@ssi.samsung.com

STMicroelectronics
INVESTOR RELATIONS:	MEDIA RELATIONS:
Tait Sorensen	Nelly Dimey
Group VP, Investor Relations	Director, Corporate Media and Public Relations
Tel: +1 602 485 2064	Tel: + 33 1 58 07 77 85
tait.sorensen@st.com	nelly.dimey@st.com

STMicroelectronics
Michael Markowitz
Director Technical Media Relations
+1 781 591 0354
Michael.Markowitz@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 14, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services